

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 1, 2010

<u>Via U.S. Mail</u>

Mr. Ron Peer
Chief Executive Officer
Vuance Ltd.
Sagid House "Ha 'Sharon Industrial Park"
P.O.B 5039
Qadima, Israel   60920

> **Re: Vuance Ltd.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed July 23, 2010**
> **File No. 1-33668**

Dear Mr. Peer:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief